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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)


               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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         FUTUREMEDIA ANNOUNCES LEGAL ACTIONS AGAINST ATTEMPTED EXTORTION

    BRIGHTON, England, June 13 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European learning communications provider, today announced that it has taken legal actions against Mr. Maas van Dusschoten. Mr. van Dusschoten, an individual residing in the Netherlands, has attempted since February 2005 to extort cash and shares from the Company and has distributed inaccurate and defamatory information about the Company and its past and present management and directors. Futuremedia is taking these actions on behalf of the Company and its shareholders. Mr. van Dusschoten's activities have been reported to the National Association of Securities Dealers ("NASD"), the Securities and Exchange Commission ("SEC"), and the appropriate authorities in the Netherlands. In addition, the Company has instituted civil actions against Mr. van Dusschoten in the Netherlands where he resides.

    Leonard M. Fertig, CEO of Futuremedia stated, "Mr. van Dusschoten has deliberately misled shareholders in attempting to achieve his own criminal purposes, and the Company feels it is important to make shareholders aware of these activities and the resolute efforts of the Company to put an end to them. We have ignored this individual's extortion demands for payment but need to protect the reputation of Futuremedia from these malicious falsehoods."

    Mr. van Dusschoten posts on the Yahoo! Finance message board under several pseudonyms, including "dickie_dickk", "Dick_I_Dick" and "fmday victims", and has posted bogus press releases and impersonated the Company's CEO, Leonard M. Fertig. He has attempted such extortion by demanding cash and shares from the Company in faxes, letters and e-mails to Futuremedia management in return for ceasing his activities, which have included misleading, incorrect, defamatory and untrue statements about the Company through posts on the Yahoo! Finance message board. Mr. van Dusschoten has stated in his correspondence and threats that he has deliberately and intentionally caused the share price of the Company to decline through his efforts. The Company has consistently refused to succumb to these attempts at extortion.

    The Company believes Mr. van Dusschoten's actions constitute the criminal offence known in the Netherlands as "afdreiging" (a felony) and as such has reported his action and attempted extortion to the relevant criminal authorities in that country and to the NASD in the United States. It is the understanding of the Company that the authorities in the Netherlands are investigating this matter.

    In addition to this, the Company believes Mr. van Dusschoten is under investigation by the SEC in the United States as a result of his actions against the Company.

    Additionally, the Company has filed a civil action in the Netherlands against Mr. van Dusschoten, and in relation to this he has signed a formal Agreement to Cease and Desist under which he agreed to cease making incorrect, insulting, abusive, harmful or defamatory statements about the Company. In that notice, Mr. van Dusschoten agreed to pay certain penalties upon its breach. The Company is taking action to enforce those penalties for his continuing breach of this agreement.

    About Futuremedia:

    Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button (now part of the Futuremedia group) has 35 years of experience in providing brand communications services to large international organizations.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits of legal action take by the company. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to litigation and other legal actions (including the legal action described in this press release); risks associated with acquisitions; risks relating to the Company's ability to operate profitably in the future; risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             06/13/2006
    /CONTACT: US - Mike Smargiassi or Ashley Zandy, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  June 13, 2006